UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on asset sale in the Norte Capixaba Cluster

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Rio de Janeiro, February 22, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 01/15/2021, informs that the Company's Board of Directors, at a meeting held today, approved the sale of its total interest (100%) in a set of 4 concessions of onshore production fields, with integrated facilities, located in the state of Espírito Santo - ES, jointly called Norte Capixaba Cluster, to the company Seacrest Petróleo SPE Norte Capixaba Ltda., a wholly owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda. The signing of the sale and purchase agreement and the subsequent steps will be disclosed to the market in due course.

The total amount of the sale is up to US$ 544 million, with (a) US$ 35.85 million paid on the date the contract is signed; (b) US$ 442.15 million at the closing of the transaction and (c) up to US$ 66 million in contingent payments provided for in contracts, depending on future Brent quotations. The amounts do not consider adjustments due by the closing of the transaction, which is subject to compliance with certain conditions precedent, such as approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This operation is aligned with the portfolio management strategy and the improved allocation of the company's capital, aiming to maximize value and greater return to society. Petrobras is increasingly concentrating its resources on deep and ultradeep water assets, where it has shown great competitive edge over the years, producing better quality oil and with lower greenhouse gas emissions.

About Norte Capixaba Cluster

The Norte Capixaba Cluster comprises four onshore fields: Cancã, Fazenda Alegre, Fazenda São Rafael and Fazenda Santa Luzia. The Norte Capixaba Terminal and all the production facilities contained in the ring fence of the concessions are also part of the Cluster, besides the ownership of some lands.

The average production of the Norte Capixaba cluster in 2021 was approximately 6.5 thousand barrels of oil per day (bpd) and 52.2 thousand m³/day of natural gas. Petrobras is the operator of these fields, with a 100 % stake.

About Seacrest Petróleo SPE Norte Capixaba Ltda.

Seacrest Petróleo SPE Norte Capixaba Ltda. is a company focused on the redevelopment of mature and producing fields, controlled by Seacrest Exploração e Produção de Petróleo Ltda., a closed capital company, which has, among its main investors, the Seacrest Group.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer